                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


         (Mark One)

         (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
         For the fiscal year ended December 31, 1993
                                   -----------------

                                       OR

         (   )TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
         For the transition period from _____________ to _________________

                        Commission file number  1-5492-1
                                                -----------

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   Nashua Corporation Employees' Savings Plan


               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Nashua Corporation
                             44 Franklin Street
                             P.O. Box 2002
                             Nashua, New Hampshire 03061-2002

NASHUA CORPORATION
- - ------------------

EMPLOYEES' SAVINGS PLAN
- - -----------------------

FINANCIAL STATEMENTS
- - --------------------

DECEMBER 31, 1993
- - -----------------

                               NASHUA CORPORATION
                               ------------------

                            EMPLOYEES' SAVINGS PLAN
                            -----------------------

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------



                                                                 PAGES
                                                                 -----
Financial Statements:

  Report of Independent Accountants                                  1

  Statement of Net Assets Available for Plan Benefits
  (with Fund Information) as of December 31, 1993 and 1992         2-3

  Statement of Changes in Net Assets Available for
   Plan Benefits (with Fund Information)
   for the Years Ended December 31, 1993 and 1992                  4-5

  Notes to Financial Statements                                   6-10


Supplementary Information: *


* Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under
  ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants

July 14, 1994

To the Participants and Pension Committee of the Nashua Corporation Employees' Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Employees' Savings Plan (the "Plan") at December 31, 1993 and 1992 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

NASHUA CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
DECEMBER 31, 1993
- - ----------------------------------------------------------------------------------------------------------------------------------
                                        GUARANTEED        NASHUA
                                        INVESTMENT        COMMON                                          EQUITY-         GROWTH
                                         CONTRACT          STOCK          PURITAN        MAGELLAN         INCOME          COMPANY
                                           FUND            FUND            FUND            FUND            FUND             FUND
                                        -----------     ----------      ----------     -----------      ----------      ----------
ASSETS:
  GUARANTEED INVESTMENT CONTRACT FUND,
    AT CONTRACT VALUE                   $23,101,156     $        -      $        -     $        -       $        -      $        -
  INVESTMENT AT FAIR VALUE:
    NASHUA COMMON STOCK FUND                      -      7,194,638               -               -               -               -
    MUTUAL FUNDS                                  -              -       3,976,148       9,931,160       2,121,219       2,488,107
  EMPLOYEE CONTRIBUTIONS RECEIVABLE         203,192          2,390          37,635         109,166          23,132          34,983
  EMPLOYER CONTRIBUTIONS RECEIVABLE          12,022        102,289           6,846          17,335           3,271           7,614
  PARTICIPANT LOANS RECEIVABLE,
    AT FAIR VALUE                                 -              -               -               -               -               -
                                        -----------     ----------      ----------     -----------      ----------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $23,316,370     $7,299,317      $4,020,629     $10,057,661      $2,147,622      $2,530,704
                                        ===========     ==========      ==========     ===========      ==========      ==========

                                                                               INTER-     GOV'T
                                         ASSET                   PACIFIC      MEDIATE     MONEY
                                        MANAGER       EUROPE      BASIN        BOND      MARKET         LOAN
                                         FUND          FUND        FUND        FUND       FUND          FUND               TOTAL
                                        --------     --------   --------     -------    --------     ----------         -----------
ASSETS:
  GUARANTEED INVESTMENT CONTRACT FUND,
    AT CONTRACT VALUE                   $      -     $      -   $      -     $     -    $      -     $        -         $23,101,156
  INVESTMENT AT FAIR VALUE:
    NASHUA COMMON STOCK FUND                   -            -          -           -           -              -           7,194,638
    MUTUAL FUNDS                         612,242      320,938    802,418      27,313     208,286              -          20,487,831
  EMPLOYEE CONTRIBUTIONS RECEIVABLE        2,931        2,343      6,660         487       4,236              -             427,155
  EMPLOYER CONTRIBUTIONS RECEIVABLE        1,434          731      1,650          65         812              -             154,069
  PARTICIPANT LOANS RECEIVABLE,
    AT FAIR VALUE                              -            -          -           -           -      1,563,913           1,563,913
                                        --------     --------   --------     -------    --------     ----------         -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $616,607     $324,012   $810,728     $27,865    $213,334     $1,563,913         $52,928,762
                                        ========     ========   ========     =======    ========     ==========         ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
DECEMBER 31, 1992
- - ----------------------------------------------------------------------------------------------------------------------------------
                                             GUARANTEED      NASHUA
                                             INVESTMENT      COMMON                                      EQUITY-         GROWTH
                                              CONTRACT        STOCK        PURITAN      MAGELLAN         INCOME          COMPANY
                                                FUND          FUND          FUND          FUND            FUND             FUND
                                            -----------     ----------     ----------    ----------     ----------     ----------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                   $20,577,517     $        -     $        -    $        -     $        -     $        -
    INVESTMENTS AT FAIR VALUE:
        NASHUA CORPORATION COMMON STOCK               -      8,091,299              -             -              -              -
        MUTUAL FUNDS                                  -              -      2,423,948     6,568,934      1,371,938      1,762,936
    EMPLOYEE CONTRIBUTIONS RECEIVABLE           240,814          1,148         33,686        99,187         23,043         30,850
    EMPLOYER CONTRIBUTIONS RECEIVABLE            10,713        129,205          4,591         8,872          2,033          5,052
    DIVIDENDS RECEIVABLE                              -         51,328              -             -              -              -
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                         -              -              -             -              -              -
                                            -----------     ----------     ----------    ----------     ----------     ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $20,829,044     $8,272,980     $2,462,225    $6,676,993     $1,397,014     $1,798,838
                                            ===========     ==========     ==========    ==========     ==========     ==========

                                                GOV'T
                                                MONEY
                                                MARKET         LOAN
                                                 FUND          FUND            TOTAL
                                               --------     ----------      -----------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                      $      -     $        -      $20,577,517
    INVESTMENTS AT FAIR VALUE:
        NASHUA CORPORATION COMMON STOCK               -              -        8,091,299
        MUTUAL FUNDS                            198,178              -       12,325,934
    EMPLOYEE CONTRIBUTIONS RECEIVABLE             5,688              -          434,416
    EMPLOYER CONTRIBUTIONS RECEIVABLE               761              -          161,227
    DIVIDENDS RECEIVABLE                              -              -           51,328
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                         -      1,255,942        1,255,942
                                               --------     ----------      -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $204,627     $1,255,942      $42,897,663
                                               ========     ==========      ===========



                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1993
- - ---------------------------------------------------------------------------------------------------------------------------
                                         GUARANTEED      NASHUA
                                         INVESTMENT      COMMON                                    EQUITY-       GROWTH
                                          CONTRACT        STOCK        PURITAN      MAGELLAN       INCOME        COMPANY
                                            FUND          FUND          FUND          FUND          FUND          FUND
                                         -----------    ----------    ----------   -----------   -----------    ----------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS               $ 2,435,187    $   21,924    $  519,614   $ 1,465,892    $  369,352    $  466,379
    EMPLOYER CONTRIBUTIONS                   129,070     1,233,136        88,279       153,075        38,703        90,407
    INVESTMENT INCOME                      1,588,148        91,767       448,390       883,101        73,613       226,748
    NET APPRECIATION OF INVESTMENTS                -             -       153,795       871,639       261,855        83,158
    LOAN REPAYMENTS                          155,889           475        26,001        80,227        17,792        20,317
    LOAN INTEREST                             60,612           963        10,092        27,494         5,949         6,620
                                         -----------    ----------    ----------   -----------    ----------    ----------
                                           4,368,906     1,348,265     1,246,171     3,481,428       767,264       893,629
                                         -----------    ----------    ----------   -----------    ----------    ----------
APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                         944,057       367,739        75,905       424,849        49,705        47,616
    NET DEPRECIATION OF INVESTMENTS                -       196,601             -             -             -             -
    LOAN WITHDRAWALS                         358,320            62        72,272       135,355        61,107        21,693
    PLAN TRANSFER                             20,876         9,774         2,611         8,652           956            81
    ADMINISTRATIVE EXPENSES                    5,222           801           667         2,917           510           305
                                         -----------    ----------    ----------   -----------    ----------    ----------
                                           1,328,475       574,977       151,455       571,773       112,278        69,695
                                         -----------    ----------    ----------   -----------    ----------    ----------
INCREASE IN NET ASSETS
    DURING THE YEAR                        3,040,431       773,288     1,094,716     2,909,655       654,986       823,934

NET TRANSFERS BETWEEN FUNDS                 (553,105)   (1,746,951)      463,688       471,013        95,622       (92,068)

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                     20,829,044     8,272,980     2,462,225     6,676,993     1,397,014     1,798,838
                                         -----------    ----------    ----------   -----------    ----------    ----------
    END OF YEAR                          $23,316,370    $7,299,317    $4,020,629   $10,057,661    $2,147,622    $2,530,704
                                         ===========    ==========    ==========   ===========    ==========    ==========

                                                                                     INTER-        GOV'T
                                           ASSET                      PACIFIC       MEDIATE        MONEY
                                          MANAGER       EUROPE         BASIN         BOND         MARKET         LOAN
                                           FUND          FUND          FUND          FUND          FUND          FUND
                                         ---------      --------      --------       -------      --------    ----------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS                $ 37,588      $ 14,131      $ 53,331       $18,458      $106,894    $        -
    EMPLOYER CONTRIBUTIONS                   6,726         3,593         7,476           141         9,293             -
    INVESTMENT INCOME                       20,120         1,540        13,216         1,487         6,268             -
    NET APPRECIATION OF INVESTMENTS         10,646        32,827        95,063             -             -             -
    LOAN REPAYMENTS                            557           540           133             -         1,754      (303,685)
    LOAN INTEREST                              159           700            52             -           106             -
                                          --------      --------      --------       -------      --------    ----------
                                            75,796        53,331       169,271        20,086       124,315      (303,685)
                                          --------      --------      --------       -------      --------    ----------
APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                             -             -             -             -        13,055        39,844
    NET DEPRECIATION OF INVESTMENTS              -             -             -           728             -             -
    LOAN WITHDRAWALS                             -             -             -             -         2,691      (651,500)
    PLAN TRANSFER                                -             -             -             -           184             -
    ADMINISTRATIVE EXPENSES                      -             -             -             -            23             -
                                          --------      --------      --------       -------      --------    ----------
                                                 -             -             -           728        15,953      (611,656)
                                          --------      --------      --------       -------      --------    ----------
INCREASE IN NET ASSETS
    DURING THE YEAR                         75,796        53,331       169,271        19,358       108,362       307,971

NET TRANSFERS BETWEEN FUNDS                540,811       270,681       641,457         8,507       (99,655)            -

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                            -             -             -             -       204,627     1,255,942
                                          --------      --------      --------       -------      --------    ----------
    END OF YEAR                           $616,607      $324,012      $810,728       $27,865      $213,334    $1,563,913
                                          ========      ========      ========       =======      ========    ==========

                                         TOTAL
                                       -----------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS             $ 5,508,750
    EMPLOYER CONTRIBUTIONS               1,759,899
    INVESTMENT INCOME                    3,354,398
    NET APPRECIATION OF INVESTMENTS      1,508,983
    LOAN REPAYMENTS                              -
    LOAN INTEREST                          112,747
                                       -----------
                                        12,244,777
                                       -----------
APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                     1,962,770
    NET DEPRECIATION OF INVESTMENTS        197,329
    LOAN WITHDRAWALS                             -
    PLAN TRANSFER                           43,134
    ADMINISTRATIVE EXPENSES                 10,445
                                       -----------
                                         2,213,678
                                       -----------
INCREASE IN NET ASSETS
    DURING THE YEAR                     10,031,099

NET TRANSFERS BETWEEN FUNDS                      -

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                   42,897,663
                                       -----------
    END OF YEAR                        $52,928,762
                                       ===========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1992
- - ---------------------------------------------------------------------------------------------------------------------------
                                         GUARANTEED      NASHUA
                                         INVESTMENT      COMMON                                     EQUITY-       GROWTH
                                          CONTRACT        STOCK        PURITAN      MAGELLAN        INCOME        COMPANY
                                            FUND          FUND          FUND          FUND           FUND          FUND
                                         -----------    ----------    ----------    ----------     ----------    ----------
SOURCES OF NET ASSETS:
   EMPLOYEE CONTRIBUTIONS                $ 2,614,779    $    4,159    $  362,491    $1,068,414     $  231,318    $  314,240
   EMPLOYER CONTRIBUTIONS                     55,570     1,551,368        25,906        51,740         11,305        26,893
   INVESTMENT INCOME                       1,479,061       194,000       213,584       883,124         46,052        78,726
   NET APPRECIATION OF
     INVESTMENTS                                   -     1,361,346        78,310             -        115,522        32,706
   LOAN REPAYMENTS                           136,014            93        18,166        50,817         11,745        10,190
   LOAN INTEREST                              53,808           456         6,546        23,203          4,356         3,724
                                         -----------    ----------    ----------    ----------     ----------    ----------
                                           4,339,232     3,111,422       705,003     2,077,298        420,298       466,479
                                         -----------    ----------    ----------    ----------     ----------    ----------
APPLICATIONS OF NET ASSETS:
   PLAN WITHDRAWALS                        1,221,034       388,307        85,205       241,815         72,772        62,560
   NET DEPRECIATION OF INVESTMENTS                 -             -             -       469,384              -             -
   LOAN WITHDRAWALS                          433,639             -        33,154       119,814         26,524        18,343
   PLAN TRANSFER                             235,024        87,434         8,883        30,156         20,281         1,781
   ADMINISTRATIVE EXPENSES                     7,018             -           285           735              -            22
                                         -----------    ----------    ----------    ----------     ----------    ----------
                                           1,896,715       475,741       127,527       861,904        119,577        82,706
                                         -----------    ----------    ----------    ----------     ----------    ----------
INCREASE IN NET ASSETS
  DURING THE YEAR                          2,442,517     2,635,681       577,476     1,215,394        300,721       383,773
NET TRANSFERS BETWEEN FUNDS                 (351,398)     (245,695)       69,584       (33,898)        59,402       675,505
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  BEGINNING OF YEAR                       18,737,925     5,882,994     1,815,165     5,495,497      1,036,891       739,560
                                         -----------    ----------    ----------    ----------     ----------    ----------
  END OF YEAR                            $20,829,044    $8,272,980    $2,462,225    $6,676,993     $1,397,014    $1,798,838
                                         ===========    ==========    ==========    ==========     ==========    ==========

                                        GOV'T
                                        MONEY
                                       MARKET      LOAN
                                        FUND       FUND            TOTAL
                                     --------    ----------      -----------
SOURCES OF NET ASSETS:
   EMPLOYEE CONTRIBUTIONS            $ 62,066    $        -      $ 4,657,467
   EMPLOYER CONTRIBUTIONS               3,988             -        1,726,770
   INVESTMENT INCOME                   11,922             -        2,906,469
   NET APPRECIATION OF
     INVESTMENTS                            -             -        1,587,884
   LOAN REPAYMENTS                        812      (227,837)               -
   LOAN INTEREST                          195             -           92,288
                                     --------    ----------      -----------
                                       78,983      (227,837)      10,970,878
                                     --------    ----------      -----------
APPLICATIONS OF NET ASSETS:
   PLAN WITHDRAWALS                    13,890        75,374        2,160,957
   NET DEPRECIATION OF INVESTMENTS          -             -          469,384
   LOAN WITHDRAWALS                         -      (631,474)               -
   PLAN TRANSFER                        1,279        14,901          399,739
   ADMINISTRATIVE EXPENSES                  7             -            8,067
                                     --------    ----------      -----------
                                       15,176      (541,199)       3,038,147
                                     --------    ----------      -----------
INCREASE IN NET ASSETS
  DURING THE YEAR                      63,807       313,362        7,932,731
NET TRANSFERS BETWEEN FUNDS          (173,500)            -                -
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  BEGINNING OF YEAR                   314,320       942,580       34,964,932
                                     --------    ----------      -----------
  END OF YEAR                        $204,627    $1,255,942      $42,897,663
                                     ========    ==========      ===========

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                              NASHUA CORPORATION
                              ------------------
                            EMPLOYEES' SAVINGS PLAN
                            -----------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- - ---------------------------------------------------

Basis of Accounting
- - -------------------

The financial statements of the Nashua Corporation Employees' Savings Plan ("the Plan") are presented on the accrual basis of accounting.

Asset Maintenance
- - -----------------

Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to nine Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager, Fidelity Intermediate Bond Fund, or Fidelity Retirement Government Money Market Fund), a Guaranteed Investment Contract Fund managed by the Trustee, or the Nashua Common Stock Fund. Effective August 1, 1993, the Plan's investment in Nashua Corporation common stock was converted into a unitized stock fund. Also, effective July 1, 1992, employees can direct up to 25% of their account balances into the Nashua Common Stock Fund. The Europe Fund, Pacific Basin Fund, Intermediate Bond Fund, and Asset Manager are new investment options effective July 15, 1993.

The Plan's assets are commingled with assets of the Nashua Corporation Savings Plan for Specified Hourly Employees in a participant-directed master trust arrangement. The Plan's participation in the net assets of the master trust is recorded based on individual Plan participants' account balances. Investment income and expenses for each investment option are allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

Investment Valuation
- - --------------------

Common shares of Nashua Corporation ("the Company") held in the Plan are valued at closing sales prices supplied by a pricing service. The cost of Nashua common stock is determined on an average cost basis. The Plan's guaranteed investment contracts are valued at contract value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund accounts are valued at the respective funds' closing net asset values.

Contributions
- - -------------

The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested.

401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Contributions are subject to certain limitations. Effective July 1, 1992, employees can direct the Company matching contribution into any of the investment funds available for their contributions. Prior to July 1, 1992, the Company's contributions were invested solely in common shares of the Company.

Voluntary Plan contributions - Employees may elect to contribute from 1% to 10% of their annual earnings to the Plan on an after-tax basis.

Withdrawals and Loans
- - ---------------------

Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1993 and 1992, there were 378 and 310 loans outstanding totalling $1,563,913 and $1,255,942, respectively.

Expenses
- - --------

Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan.

Investment Income
- - -----------------

Income from investments is recorded as earned on an accrual basis.

Federal Income Tax Status
- - -------------------------

The Company was advised by the U.S. Treasury Department in February of 1990 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is therefore exempt from federal income taxes. The Plan has subsequently been amended. A new determination letter has not yet been requested. Management believes that the Plan, as amended, and its operations, have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

Reclassifications
- - -----------------

Certain reclassifications were made to the 1992 financial statements to conform to the 1993 presentation.

NOTE 2 - GENERAL DESCRIPTION OF THE PLAN
- - ----------------------------------------

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.

2.  INVESTMENT FUNDS - Employees' contributions and, effective July
    1, 1992, Company contributions can be invested in guaranteed investment contracts and/or mutual funds at the election of the participants. Additionally, effective July 1, 1992, employees can direct up to 25% of their contributions into the Nashua Common Stock Fund. Prior to July 1, 1992, all contributions of the Company were invested solely in common shares of Nashua Corporation.

3. TERMINATION - The Plan is administered by the Nashua Pension Committee, which is composed of officers of the Company. The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants and beneficiaries in the order provided for by ERISA.

NOTE 3 - INVESTMENTS
- - --------------------

Plan investments at fair value are summarized as follows:

                                                      December 31,
                                               -------------------------
                                                   1993         1992
                                               -----------   -----------
Nashua Common Stock Fund                       $ 7,194,638   $ 8,091,299
Fidelity Magellan Fund                           9,931,160     6,568,934
Fidelity Puritan Fund                            3,976,148     2,423,948
Fidelity Equity-Income Fund                      2,121,219     1,371,938
Fidelity Growth Company Fund                     2,488,107     1,762,936
Fidelity Asset Manager                             612,242             -
Fidelity Europe Fund                               320,938             -
Fidelity Pacific Basin Fund                        802,418             -
Fidelity Intermediate Bond Fund                     27,313             -
Fidelity Retirement Government
  Money Market Fund                                208,286       198,178
                                               -----------   -----------
                                               $27,682,469   $20,417,233
                                               ===========   ===========

NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND
- - --------------------------------------------

The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                       December 31,
                                                ---------------------------
                                                    1993           1992
                                                -----------     -----------
Continental Assurance Company
  9.10% Due 12/31/93                            $         -     $ 3,781,125
Confederation Life Insurance Company
  8.77% Due 1/3/95                                3,184,188       3,204,639
Life of Virginia
  8.32% Due 3/31/96                               5,085,652       4,724,084
Aetna Insurance Company
  6.78% Due 6/30/95                               4,068,459       3,833,701
Lincoln National
  6.28% Due 12/31/96                              2,077,284               -
Provident Life
  6.14% Due 6/30/97                               2,092,065               -
Provident National Assurance Company
  8.92% Due 12/31/93                                      -       1,474,341
Fidelity U.S. Government Reserve Fund             6,593,508       3,559,627
                                                -----------     -----------
                                                $23,101,156     $20,577,517
                                                ===========     ===========

NOTE 5 - SAVINGS PLANS MASTER TRUST
- - -----------------------------------

The assets of the Plan have been commingled with assets of another
Company savings plan in the Nashua Corporation Savings Plans Master
Trust ("the Master Trust"). The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below is prepared. The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable and dividends receivable. The Plan owned approximately 97.9% and 98.5% of the Master Trust at December 31, 1993 and 1992, respectively.

                                                         December 31,
                                                  ----------------------------
                                                    1993                1992
                                                  --------             -------
Statement of Net Assets
  Available for Plan Benefits:
    Guaranteed Investment Contracts, at
       Contract Value                             $23,619,548      $20,910,707
    Nashua Common Stock Fund,
        at Fair Value                               7,400,889        8,256,638
    Mutual Funds, at Fair Value                    20,801,964       12,452,214
    Employee Contributions Receivable                 455,661          451,872
    Employer Contributions Receivable                 164,494          167,864
    Dividends Receivable                                    -           52,377
    Participant Loans Receivable, at Fair Value     1,614,261        1,273,934
                                                  -----------      -----------
  Net Assets Available for Plan Benefits          $54,056,817      $43,565,606
                                                  ===========      ===========

                                                    Year Ended December 31,
                                                  ---------------------------
                                                    1993               1992
                                                  --------            -------
Statement of Changes in Net Assets
  Available for Plan Benefits:
  Source of Net Assets:
    Transfer in of Assets From Nashua Corporation
      Employees' Savings Plan                     $         -      $34,964,932
    Employee Contributions                          5,800,957        4,828,486
    Employer Contributions                          1,871,318        1,795,180
    Investment Income                               3,413,427        2,942,063
    Net Appreciation of Investments                 1,526,740        1,616,269
    Loan Interest                                     115,273           93,555
                                                  -----------      -----------
                                                   12,727,715       46,240,485
  Applications of Net Assets:
    Plan Withdrawals                                2,025,091        2,193,515
    Net Depreciation of Investment                    200,601          473,036
    Administrative Expenses                            10,812            8,328
                                                  -----------      -----------
  Increase in Net Assets During the Year          $10,491,211      $43,565,606
                                                  ===========      ===========

The Master Trust purchased 41,648 and 70,197 common shares of Nashua Corporation at a total cost of $1,162,503 and $1,818,624 during 1993 and 1992, respectively. The Master Trust received $2,010,267 and $642,255 from the sale of 74,078 and 25,464 common shares of Nashua Corporation during 1993 and 1992, respectively.

NOTE 6 - PLAN TRANSFER
- - ----------------------

During 1992 the President of Nashua Corporation authorized, effective January 1, 1992, the establishment of the Nashua Corporation Savings Plan for Specified Hourly Employees (Specified
Plan) for the hourly employees employed at the Company's Santa Clara facility. As a result, $399,739 was transferred out of the Plan into the Specified Plan. Additionally, effective January 1, 1993 the hourly employees employed at the Company's Exeter facility were transferred into the Specified Plan resulting in a transfer of $43,134 out of the Plan into the Specified Plan.

                       Consent of Independent Accountants



      We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated July 14, 1994 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for the year ended December 31, 1993 included with this Form 11-K.







      PRICE WATERHOUSE

      Boston, Massachusetts
      July 14, 1994

                                   SIGNATURE



        NASHUA CORPORATION EMPLOYEES' SAVINGS PLAN.   Pursuant to the
        ------------------------------------------
requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   NASHUA CORPORATION EMPLOYEES'
                                   SAVINGS PLAN





Date:    July 15, 1994             By    Paul Buffum
     ---------------------            ------------------------------------
                                      Paul Buffum
                                      Nashua Corporation Employees' Savings Plan